EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

(unaudited)

	Six Months Ended June 30, 2012	2011	2010	2009	Fiscal 2008	Fiscal 2007	One Month Ended December 31, 2008
Ratio of Earnings to Fixed Charges
Earnings:
Income (loss) before income taxes(1)	$776	$6,574	$4,601	$1,119	$1,098	$2,570	$(1,989)
Add: Fixed charges, net	3,224	7,171	6,691	7,119	36,645	58,172	1,181

Income (loss) before income taxes and fixed charges, net	$4,000	$13,745	$11,292	$8,238	$37,743	$60,742	$(808)

Fixed Charges:
Total interest expense	$3,077	$6,885	$6,412	$6,868	$36,422	$57,959	$1,161
Interest factor in rents	147	286	279	251	224	214	20

Total fixed charges	$3,224	$7,171	$6,691	$7,119	$36,646	$58,173	$1,181

Ratio of earnings to fixed charges	1.2	1.9	1.7	1.2	1.0	1.0	*
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income (loss) before income taxes(1)	$776	$6,574	$4,601	$1,119	$1,098	$2,570	$(1,989)
Add: Fixed charges, net	3,224	7,171	6,691	7,119	36,645	58,172	1,181

Income (loss) before income taxes and fixed charges, net	$4,000	$13,745	$11,292	$8,238	$37,743	$60,742	$(808)

Fixed Charges:
Total interest expense	$3,077	$6,885	$6,412	$6,868	$36,422	$57,959	$1,161
Interest factor in rents	147	286	279	251	224	214	20
Preferred stock dividends	64	380	1,000	2,041	113	86	497

Total fixed charges and preferred stock dividends	$3,288	$7,551	$7,691	$9,160	$36,759	$58,259	$1,678

Ratio of earnings to fixed charges and preferred stock dividends	1.2	1.8	1.5	0.9	1.0	1.0	*

(1)	Income (loss) from continuing operations before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain (loss) on discontinued operations, noncontrolling interests and income or loss from equity investees.
Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense to be representative of the interest factor.
Fixed charges do not include interest expense on uncertain tax liabilities as the Company records these amounts within the Provision for income taxes.
The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.
*	The earnings for the one month ended December 31, 2008 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.
The coverage deficiency for total fixed charges for the one month ended December 31, 2008 was $1,989 million.
The coverage deficiency for total fixed charges and preferred stock dividends for the one month ended December 31, 2008 was $2,486 million.